Exhibit 1

FOR IMMEDIATE RELEASE	21 March 2016

WPP plc (“WPP”)

Mr Roger Agnelli

It is with immense sadness, that WPP announces the tragic death of Mr Roger Agnelli in an aircraft accident in São Paulo on 19 March 2016. Mr Agnelli died with his wife, his children, other members of his family and the flight crew.

Mr Agnelli has served on the WPP Board since May 2013, making a significant contribution through his Brazilian, African and global business knowledge and experience, his commitment and his wisdom. He will be missed by all at WPP and by all who knew him. Our condolences go to the Agnelli family and the family of the flight crew.

Contact:

Feona McEwan, WPP

Chris Wade, WPP

+44 (0)207 408 2204